Quarterly Review – March 31, 2010

FMI Funds 100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 800.811.5311 www.fmifunds.com	FMI Large Cap Fund

Investment Objective The Fund seeks long term capital appreciation through the purchase of a limited number of large capitalization value stocks.

Manager - The FMI Large Cap Fund (the "Fund") is managed by Fiduciary Management, Inc. ("FMI") of Milwaukee, Wisconsin.  FMI, founded in 1980, manages approximately $8.2 billion for registered investment advisors, domestic and international institutions, and mutual funds.  FMI is 100% employee owned.

Investment Professionals – All investment ideas are generated by the research team and managed by FMI’s Portfolio Management Committee.

Strategy - The Fund buys good businesses at value prices.  Some of the characteristics of good businesses may include high recurring revenue and attractive returns-on-invested capital.  A strong orientation to low absolute or relative valuation is key to the execution of the investment strategy.  The FMI Large Cap Fund holds approximately 20-30 stocks, with most major industry groups represented.  It is a non-diversified investment company; please see the prospectus for further details.  Many studies show the benefits of diversification drop dramatically after ten stocks; nevertheless, we still expect the Fund to be somewhat more volatile than a typical large cap value fund.

Fund Information
Inception Date	12/31/01
Net Assets	$2,740.4 million
Net Asset Value	$14.94
Expense Ratio	0.98%
Ticker	FMIHX

Top Ten Holdings
Bank of New York Mellon Corp.	4.8%
Berkshire Hathaway (CL B)	4.7%
Wal-Mart Stores, Inc.	4.7%
3M Co.	4.6%
BP PLC-SP-ADR	4.4%
Accenture PLC	4.2%
Tyco Electronics, Ltd.	4.2%
Automatic Data Processing, Inc.	4.2%
United Parcel Service, Inc.	4.0%
Sysco Corp.	4.0%

Portfolio Valuations
P/E ratio (trailing one year)	17.2x
P/E ratio (forward 4 quarters)	14.8x
P/S ratio	1.5x
P/B ratio	3.3x
EV/EBITDA	8.3x
Number of holdings	24

Top Ten Sectors

Performance	Q1 2010	One Year	Three Years	Five Years	Since Inception
Fund	5.66%	49.77%	0.78%	5.33%	6.98%
S&P 5001	5.39%	49.77%	-4.17%	1.92%	2.20%

Note:  Returns for periods longer than one year are annualized.  Inception of the Fund was 12/31/01.  Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - During the March quarter, we had relatively strong performance in technology and commercial services.  With the market recovery well underway, it is becoming more difficult to find high quality, cheap stocks.  We do know that elongated rallies often result in extended valuations. Even though earnings have recovered dramatically from a year ago, most measures of value remain in the upper quartile, when viewed from a long-term perspective.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.  Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1
The S & P’s 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange.  The S &  P’s Ratings Group designates the stocks to be included in the Index on a statistical basis.  A particular stock’s weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding).  Stocks may be added or deleted from the Index from time to time.